SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               For August 30, 2006



                                  CNOOC Limited

                 (Translation of registrant's name into English)
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                                   65th Floor
                               Bank of China Tower
                                 One Garden Road
                               Central, Hong Kong
                    (Address of principal executive offices)


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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                      Form 20-F      X               Form 40-F
                                 ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                      Yes                            No      X
                           ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Announcement
--------------------


The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                                 [LOGO OMITTED]
                          [CHINESE CHARACTERS OMITTED]
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
                                (Stock Code: 883)

        REVISED CAPS FOR A CATEGORY OF CONTINUING CONNECTED TRANSACTIONS
                                       AND
                           RE-DESIGNATION OF DIRECTORS

--------------------------------------------------------------------------------
REVISED CAPS FOR A CATEGORY OF CONTINUING CONNECTED TRANSACTIONS

Reference is made to the 2005 Circular in relation to continuing connected transactions between the Group and CNOOC and/or its Associates. These continuing connected transactions include the Relevant Category as described below.

CNOOC indirectly owns approximately 66.41% of the issued share capital of the Company. Accordingly, CNOOC is a connected person of the Company and transactions between CNOOC and/or its Associates and the Group constitute connected transactions of the Company for the purpose of the Listing Rules. The Independent Shareholders approved continuing connected transactions with CNOOC and/or its Associates and the relevant annual caps at an extraordinary general meeting of the Company held on 31 December 2005.

The value of continuing connected transactions under the Relevant Category is subject to annual caps for the year ending 2006 and 2007. Independent Shareholders' approval will be required if any of the relevant annual caps needs to be revised pursuant to Chapter 14A of the Listing Rules.

The Directors have been monitoring the value of the Company's continuing connected transactions. With the increases in international oil and gas prices in the first half of 2006 and potential increases of international oil and gas prices for the rest of 2006 and in 2007, the Directors consider that the existing annual caps for 2006 and 2007 for one category of continuing connected transactions, namely the Relevant Category, will not be sufficient for the Group's requirements. The Directors therefore propose that the existing annual caps for the Relevant Category be revised.

An Independent Board Committee has been formed to advise the Independent Shareholders in connection with the Revised Caps for the Relevant Category, and ICEA has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders.

A circular containing, amongst other things, further information on the Revised Caps for the Relevant Category, a letter from the Independent Board Committee, an opinion of ICEA, the Independent Financial Advisor, together with a notice to convene an extraordinary general meeting to approve the Revised Caps for the Relevant Category, is expected to be issued to Shareholders as soon as practicable.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
RE-DESIGNATION OF DIRECTORS

The Board also announces that Mr. Luo Han, Mr. Cao Xinghe and Mr. Wu Zhenfang will be re-designated from Executive Director to Non-executive Director with effect from 1 September 2006.
--------------------------------------------------------------------------------


REVISED CAPS FOR A CATEGORY OF CONTINUING CONNECTED TRANSACTIONS

Background

Reference is made to the 2005 Circular in relation to continuing connected transactions between the Group and CNOOC and/or its Associates. These continuing connected transactions include the Relevant Category as described below.

CNOOC indirectly owns approximately 66.41% of the issued share capital of the Company. Accordingly, CNOOC is a connected person of the Company and transactions between CNOOC and/or its Associates and the Group constitute connected transactions of the Company for the purposes of the Listing Rules. The Independent Shareholders approved continuing connected transactions with CNOOC and/or its Associates and the relevant annual caps at an extraordinary general meeting of the Company held on 31 December 2005.

The value of continuing connected transactions under the Relevant Category is subject to annual caps for the year ending 2006 and 2007. Independent Shareholders' approval will be required if any of the relevant annual caps need to be revised pursuant to Chapter 14A of the Listing Rules.

The Directors have been monitoring the value of the Company's continuing connected transactions. With the increases in international oil and gas prices in the first half of 2006 and potential increases of international oil and gas prices for the rest of 2006 and in 2007, the Directors consider that the existing annual caps for 2006 and 2007 for one category of continuing connected transactions, namely the Relevant Category, will not be sufficient for the Group's requirements. The Directors therefore propose that the existing annual caps for the Relevant Category be revised.

Sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates

The Company entered into a Comprehensive Framework Agreement on 8 December 2005 with each of CNOOC, COSL and OOECL for the provision (1) by the Group to CNOOC and/or its Associates and (2) by CNOOC and/or its Associates to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its Associates, details of which are set out in the 2005 Circular.

The term of each of the Comprehensive Framework Agreements was for a period of two years from 1 January 2006. The Comprehensive Framework Agreements and respective annual caps for each category of continuing connected transactions were approved by the Independent Shareholders at the extraordinary general meeting of the Company on 31 December 2005. The Relevant Category was one of the categories of continuing connected transactions.

As disclosed in the 2005 Circular, the Group may sell petroleum and natural gas products, including crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas, to CNOOC and/or its Associates which engage in downstream petroleum business at state-prescribed prices or local, national or international market prices and on normal commercial terms. It is envisaged that individual sales contracts will be entered into from time to time between the Group and CNOOC and/or its Associates in relation to such sales. Although most of the natural gas and liquefied natural gas will be sold under long term sales contracts, which is the subject of a separate category of continuing connected transactions, the Group also sells natural gas and liquefied natural gas products to CNOOC and/or its Associates on a short-term basis for the purpose of peak adjustments and to achieve higher margins.

For the three years ended 31 December 2005 and the six months ended 30 June 2006, sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates were approximately RMB8,324 million, RMB13,630 million, RMB25,988 million and RMB18,761 million respectively.

Revised Caps and rationale

The Board has proposed that the following Revised Caps in respect of the Relevant Category be set as the maximum annual value of such transactions for the years ending 31 December 2006 and 2007:


The continuing          Historical          Existing
connected transactions  amount              Annual Caps      Revised Caps     Basis of determination of the Revised Caps
Sales of petroleum and  For the three       For the two      For the two      The annual Revised Caps for the Relevant Category
natural gas products    years ended  31     years ending     years ending     have been determined with reference to historical
                        December 2005 and   31 December      31 December      transactions and transaction amounts in respect of
                        the six months      2007, RMB33,469  2007, RMB48,806  sales of petroleum and natural gas products by the
                        ended 30 June       million and      million and      Group to CNOOC and/or its Associates; the ongoing
                        2006, RMB8,324      RMB44,199        RMB63,251        development of existing oilfields and the
                        million, RMB13,630  million,         million,         development of several new oilfields offshore China
                        million, RMB25,988  respectively     respectively     which may come on stream in the next two years; the
                        million and                                           estimated resultant increase in sales; internal
                        RMB18,761 million,                                    estimates of and potential increases in the demand
                        respectively                                          of the Company's oil and gas products from CNOOC
                                                                              and/or its Associates; and an internal reference
                                                                              crude oil price taking into account potential
                                                                              increases in the prices of oil and gas,
                                                                              particularly crude oil. In determining the amounts
                                                                              of the Revised Caps, the Company also took into
                                                                              account the fact that crude oil from new oilfields
                                                                              of the Company, which is expected to be made up of
                                                                              a higher proportion of heavy crude oil, needs to
                                                                              undergo refining processes which are carried out
                                                                              primarily by CNOOC and/or its Associates.

Reasons for and benefits of the continuing connected transactions under the Relevant Category

Prior to the restructuring of CNOOC and establishment of the Company, CNOOC and/or its Associates and the Group operated as an integrated organisation which undertook numerous intra-group transactions each year. As a consequence of the restructuring and upon the listing of the Company's shares on the Stock Exchange, a number of transactions which have been entered into and which are to be entered into between the Group and CNOOC and/or its Associates will constitute continuing connected transactions for the Company under the Listing Rules.

The continuing connected transactions under the Relevant Category are and will be conducted in the ordinary and usual course of business of the Company. This category of transaction will continue to be agreed on an arm's length basis with terms that are fair and reasonable to the Company. Due to the long-term relationship between the Group and the CNOOC Group, the Board considers it to be beneficial to the Company to continue to enter into the continuing connected transactions as these transactions have facilitated and will continue to facilitate the operation and growth of the Company's business.

The Board considers that the continuing connected transactions under the Relevant Category have been conducted on normal commercial terms or on terms no less favourable than those available to independent third parties, under prevailing local market conditions, and were entered into in the ordinary and usual course of business of the Group, are fair and reasonable and in the interests of the Company and our Shareholders as a whole, and that the Revised Caps for the Relevant Category are fair and reasonable.

Disclosure and Independent Shareholders' approval requirements

Under the Listing Rules, the continuing connected transactions under the Relevant Category are subject to reporting, announcement and Independent Shareholders' approval requirements. The Company will seek Independent Shareholders' approval at the Extraordinary General Meeting for the Revised Caps on the condition that:

1. the annual amounts of the continuing connected transactions under the Relevant Category shall not exceed the Revised Caps;

2. (i) the above continuing connected transactions will be entered into in the usual and ordinary course of businesses of the Group and either (A) on normal commercial terms or (B) if there is no available comparison, on terms no less favourable to the Group than terms available from independent third parties; and (ii) the above continuing connected transactions will be entered into in accordance with the relevant agreements and on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

The Company will comply with relevant provisions of the Listing Rules in relation to the continuing connected transactions under the Relevant Category.

APPROVAL BY INDEPENDENT SHAREHOLDERS

As CNOOC indirectly owns an aggregate of approximately 66.41% of the issued share capital of the Company, the Revised Caps for the Relevant Category are subject to approval by the Independent Shareholders under the Listing Rules. In view of the interests of CNOOC held indirectly through OOGC and CNOOC BVI, OOGC, CNOOC BVI and their respective Associates will abstain from voting in relation to the resolutions approving the Revised Caps for the Relevant Category.

An Independent Board Committee has been formed to advise the Independent Shareholders in connection with the Revised Caps for the Relevant Category, and ICEA has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders.

GENERAL

The principal business activity of the Company is investment holding. The Group principally engages in the exploration, development, production and sales of crude oil and natural gas and other petroleum products.

The CNOOC Group principally engages in the provision of technical services, logistic services, chemicals and fertilizer production, natural gas and power generation, and financial services.

A circular containing, amongst other things, further information on the Revised Caps for the Relevant Category, a letter from the Independent Board Committee, an opinion of ICEA, the Independent Financial Advisor, together with a notice to convene an extraordinary general meeting to approve the Revised Caps for the Relevant Category, is expected to be issued to the Shareholders as soon as practicable.

RE-DESIGNATION OF DIRECTORS

The Board also announces that Mr. Luo Han, Mr. Cao Xinghe and Mr. Wu Zhenfang will be re-designated from Executive Director to Non-executive Director with effect from 1 September 2006.

Luo Han

Born in 1953, Mr. Luo received a doctorate degree from the Petroleum University in China. He has over 30 years of experience in the oil industry in the PRC. He joined CNOOC in 1982. From 1993 to 1999, Mr. Luo served as the Vice President of China Offshore Oil Eastern South China Sea Corporation and concurrently as the Chairman of the CACT (CNOOC-AGIP-Chevron-Texaco) operators group, and the Executive Vice President of China Offshore Oil East China Sea Corporation, a subsidiary of CNOOC. In 1999, he served as the General Manager of CNOOC China Limited's Shanghai Branch. Mr. Luo is a Vice President of CNOOC, a position he has held since 2000. He also serves as the Chairman of the Board of Directors of Zhonghai Trust & Investment Co., Ltd., a subsidiary of CNOOC, and the Director of CNOOC China Limited, a subsidiary of the Company. Mr. Luo was appointed as an Executive Director of the Company with effect from 20 December 2000.

Save as aforesaid, Mr. Luo does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 8,230,000 share options in the Company, Mr. Luo has no other interest in the Company's securities within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract between the Company and Mr. Luo upon his re-designation as Non-executive Director. Mr. Luo's emoluments are expected to comprise an annual remuneration of HK$950,000. The emoluments of Mr. Luo will be determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors' remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Luo is subject to the retirement provisions in the articles of association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h)-13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the shareholders of the Company.

Cao Xinghe

Born in 1949, Mr. Cao graduated from Tianjin Politics and Law Management College majoring in Economic Laws and later studied for MBA in Capital University of Economics and Business. Mr. Cao has forty years of experience in the petroleum industry since he started work in 1965. He worked for Shengli oilfield and Dagang oilfield before he joined CNOOC in 1982. From 1985 to 1996, Mr. Cao worked as Manager of Bohai Oil Commercial Company and later as the Manager of Bohai Oil Transportation Company, both being the subsidiaries of CNOOC. From 1996 to 2003, he worked as Deputy General Manager and General Manager of CNOOC Bohai Corporation successively. From April 2003 to July 2004, Mr. Cao worked as Assistant President of CNOOC. He became Vice President of CNOOC in August 2004. Mr. Cao also serves as the Chairman of the Board of Directors of CNOOC Base Group Limited, a subsidiary of CNOOC. Mr. Cao was appointed as an Executive Director of the Company with effect from 31 August 2005.

Save as aforesaid, Mr. Cao does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 2,570,000 share options in the Company, Mr. Cao has no other interest in the Company's securities within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract between the Company and Mr. Cao upon his re-designation as Non-executive Director. Mr. Cao's emoluments are expected to comprise an annual remuneration of HK$950,000. The emoluments of Mr. Cao will be determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors' remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Cao is subject to the retirement provisions in the articles of association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h)-13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the shareholders of the Company.

Wu Zhenfang

Born in 1952, Mr. Wu is a senior engineer and graduated with a bachelor's degree from Dalian University of Technology, majoring in Offshore Petroleum Engineering and Construction. He later studied for EMBA in Shanghai Jiao Tong University. Mr. Wu joined the petroleum industry in 1971. He joined CNOOC in 1982. From 1993 to 1997, he was Deputy General Manager of CNOOC Nanhai West Corporation. He became the President of CNOOC Chemical Limited in 2000. He was also the Chairman of the Board of Directors of Fudao Fertilizer Limited and CNOOC Chemical Limited from 2001 to 2003 and 2003 to 2005 respectively. From 2003 to 2004, Mr. Wu was Assistant President of CNOOC. In August 2004, he became Vice President of CNOOC. Mr. Wu also serves as the Chairman of a number of subsidiaries of CNOOC (including Guangdong Dapeng LNG Company Limited, CNOOC Fujian Natural Gas Limited, CNOOC Oil & Petrochemicals Co., Ltd. and CNOOC Zhejiang Ningbo LNG Co., Ltd.), the Chairman and President of CNOOC Gas and Power Limited and the Vice Chairman of Shanghai Petroleum and Natural Gas Company Limited. Mr. Wu was appointed as an Executive Director of the Company with effect from 31 August 2005.

Save as aforesaid, Mr. Wu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 2,570,000 share options in the Company, Mr. Wu has no other interest in the Company's securities within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract between the Company and Mr. Wu upon his re-designation as Non-executive Director. Mr. Wu's emoluments are expected to comprise an annual remuneration of HK$950,000. The emoluments of Mr. Wu will be determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors' remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Wu is subject to the retirement provisions in the articles of association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h)-13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the shareholders of the Company.

DEFINITIONS

"2005 Circular"      the circular issued by the Company to its Shareholders in
                     respect of, amongst others, the continuing connected transactions between the Company and CNOOC and/or its Associates dated 10 December 2005

"Associate"          has the meaning ascribed thereto under the Listing Rules

"Board"              the Board of Directors of the Company

"Company"            CNOOC Limited, a company incorporated in Hong Kong with
                     limited liability, the shares of which are listed on the Stock Exchange and the New York Stock Exchange

"CNOOC" China National Offshore Oil Corporation ([CHINESE CHARACTERS OMITTED]), the controlling shareholder of the Company indirectly holding approximately 66.41% of all of the Shares in issue as at the date hereof

"CNOOC BVI"          CNOOC (BVI) Limited, a company incorporated in the
                     British Virgin Islands with limited liability, a wholly-owned indirect subsidiary of CNOOC and the controlling shareholder of the Company

"CNOOC Group"        CNOOC and its subsidiaries (excluding the Group)

"Comprehensive       the Comprehensive Framework Agreements dated 8 December
Framework            2005 entered into between the Company and each of CNOOC,
Agreement(s)"        COSL and OOECL in relation to the new categories of
                     continuing connected transactions

"COSL" China Oilfield Services Limited ([CHINESE CHARACTERS OMITTED]), a company listed on the main board of the Stock Exchange and incorporated in the PRC, and a subsidiary of CNOOC

"Director(s)"        director(s) of the Company

"Extraordinary       the extraordinary general meeting of the Company to be
General Meeting"     held to approve the Revised Caps for the Relevant
                     Category

"Group"              the Company and its subsidiaries from time to time

"Hong Kong"          the Hong Kong Special Administrative Region of the PRC

"Independent Board   an independent committee of the Board comprising of Dr.
Committee"           Edgar W.K. Cheng, Mr. Sung Hong Chiu, Mr. Evert Henkes,
                     Mr. Lawrence J. Lau and Mr. Tse Hau Yin, Aloysius, the independent non-executive Directors, formed for the purpose of advising the Independent Shareholders in relation to the Revised Caps for the Relevant Category, with Mr. Sung Hong Chiu acting as the Chairman

"Independent         ICEA Capital Limited, a corporation registered under the
Financial Adviser"   transitional arrangement of the Securities and Futures
or ICEA              Ordinance (Chapter 571 of the Laws of Hong Kong) to carry
                     out type 1 (dealings in securities) and type 6 (advising on corporate finance) regulated activities, is the independent financial adviser to the Independent Board
                     Committee and the Independent Shareholders

"Independent         Shareholders of the Company other than CNOOC and its
Shareholders"        Associates

"Listing Rules"      The Rules Governing the Listing of Securities on the
                     Stock Exchange (as amended from time to time)

"OOECL" Offshore Oil Engineering Co., Ltd. ([CHINESE CHARACTERS OMITTED]), a company listed on the Shanghai Stock Exchange and incorporated in the PRC, and a subsidiary of CNOOC

"OOGC" Overseas Oil and Gas Corporation, Ltd, a company incorporated in Bermuda with limited liability and a wholly-owned subsidiary of CNOOC.

"PRC" The People's Republic of China, excluding for the purpose of this announcement, Hong Kong, Macau and Taiwan

"Relevant Category"  the "sales of petroleum and natural gas products"
                     category of continuing connected transactions between the Group and CNOOC and/or its Associates, which involves sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates

"Revised Caps"       the proposed maximum annual caps for the Relevant
                     Category, as set out in the paragraph headed "Revised
                     Caps and Rationale" of this announcement

"Shares" share(s) of HK$0.02 each in the share capital of the Company

"Shareholders"       registered holder(s) of the Shares

"Stock Exchange"     The Stock Exchange of Hong Kong Limited

As at the date of this announcement, the Board comprises of:

Executive Directors                     Independent non-executive Directors
Fu Chengyu (Chairman)                   Edgar W. K. Cheng
Luo Han                                 Sung Hong Chiu
Zhou Shouwei                            Evert Henkes
Cao Xinghe                              Lawrence J. Lau
Wu Zhenfang                             Tse Hau Yin, Aloysius
Wu Guangqi
Yang Hua

                                                       By Order of the Board
                                                           CNOOC Limited
                                                         Victor Zhikai Gao
                                                         Company Secretary

Hong Kong, 29 August 2006

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 CNOOC Limited


                                                 By:  /s/ Victor Zhikai Gao
                                                      ---------------------
                                                      Name:  Victor Zhikai Gao
                                                      Title: Company Secretary



Dated: August 30, 2006